Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:    (905) 841-2300
Fax:          (905) 841-2244
Web:       www.helixbiopharma.com
 April 5, 2010
NEWS RELEASE

HELIX BIOPHARMA TO PRESENT AT THE BIOFINANCE 2010
CONFERENCE ON APRIL 7

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: “HXBPF”) today announced that John Docherty, president and chief operating officer, will present at the BioFinance 2010 Investor Conference at 10:00 a.m. EDT on Wednesday, April 7th, at The Toronto Marriott in Toronto, Canada.  Mr. Docherty will provide an overview of the Company’s leading product development programs Topical Interferon Alpha-2b and L-DOS47.  The slideshow portion of the presentation will be posted on the Company’s website, www.helixbiopharma.com, on April 7th, 2010.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its Topical Interferon Alpha- 2b and its L-DOS47 new drug candidates. Helix is listed on the TSX under the symbol “HBP” and the OTCQX International Market under the symbol “HXBPF”.

For further information contact:
Investor Relations	Media Relations
Robert Flamm, Ph.D.	Ian Stone
Russo Partners LLC	Russo Partners LLC
Tel: (212) 845-4226	Tel: (619) 528-2220
Email: robert.flamm@russopartnersllc.com	Email: ian.stone@russopartnersllc.com
www.russopartnersllc.com

This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”), regarding the Company’s planned presentation at the BioFinance 2010 Investor Conference and the Company’s product development initiatives. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from such statements.  These risks and uncertainties include without limitation: that the presentation is subject to change or cancellation without notice; Helix’s need for additional future capital, which may not be available; uncertainty whether the drug candidates  will be successfully developed and commercialized; research and development risks, including manufacturing risks and negative clinical trial results; product liability and insurance risks; the need for further regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks; and uncertainty of the size and existence of a market opportunity for Helix’s products.  These and other risks and uncertainties, which could cause actual results to vary materially from current results or those anticipated in forward-looking statements, are more fully described in our latest Form 20-F and other documents filed on SEDAR at www.sedar.com and on EDGAR at ww.sec.gov/edgar.shtml. The Company assumes no obligation, except as required by law, to update any forward-looking statement, whether as a result of new information, future events or otherwise.